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                            Peregrine Systems, Inc.
                             List of Subsidiaries

Peregrine Systems GmbH (a German corporation)

Peregrine Systems Limited (an English corporation)

Peregrine Bridge Subsidiary, Inc. (a Delaware Corporation)